EXHIBIT 99.2
                                                                   ------------



                        CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The Management of Advantage Energy Income Fund (the "Fund") is responsible for the preparation and presentation of the consolidated financial statements together with all operational and other financial information contained in the annual report. The financial statements have been prepared by Management in accordance with Canadian generally accepted accounting principles and utilize the best estimates and careful judgments of Management, where appropriate. Operational and other financial information contained throughout the annual report is consistent with that provided in the consolidated financial statements.

Management has developed and maintains a system of internal controls designed to provide reasonable assurance that all transactions are accurately and reliably recorded, that the consolidated financial statements accurately report the Fund's operating and financial results within acceptable limits of materiality, that all other operational and financial information presented is accurate, and that the Fund's assets are properly safeguarded.

The Audit Committee, comprised of non-management directors, acts on behalf of the Board of Directors to ensure that Management fulfills its financial reporting and internal control responsibilities. The Audit Committee is responsible for meeting regularly with Management, the external auditors, and the internal auditors to discuss internal controls over financial reporting processes, auditing matters and various aspects of financial reporting. The Audit Committee reviewed the consolidated financial statements with Management and the external auditors, and recommended approval to the Board of Directors. The Board of Directors has approved these consolidated financial statements.

PricewaterhouseCoopers LLP, an independent firm of Chartered Accountants, appointed by the Board of Directors as the external auditor of the Fund, has audited the consolidated balance sheets as at December 31, 2008 and 2007 and the consolidated statements of loss, comprehensive loss, accumulated deficit and cash flows for the years then ended. The external auditors conducted their audits in accordance with Canadian generally accepted auditing standards and have unlimited and unrestricted access to the Audit Committee.


/s/ Andy J. Mah                        /s/ Kelly I. Drader
Andy J. Mah                               Kelly I. Drader
CEO                                    President and CFO
March 18, 2009

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Management of Advantage Energy Income Fund (the "Fund") is responsible for establishing and maintaining adequate internal control over financial reporting for the Fund as such term is defined in Rule 13a-15(f) of the Securities Exchange Act of 1934, as amended. Under the supervision of our Chief Executive Officer and Chief Financial Officer, we have conducted an evaluation of the effectiveness of our internal control over financial reporting based on the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on our assessment, we have concluded that as of December 31, 2008, our internal control over financial reporting was effective.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even those systems determined to be effective can provide only reasonable assurance with respect to the financial statement preparation and presentation. Further, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP, the Fund's independent firm of Chartered Accountants, was appointed by the Board of Directors to audit and provide independent opinions on both the consolidated financial statements and the Fund's internal control over financial reporting as at December 31, 2008, as stated in their Auditor's Report. PricewaterhouseCoopers LLP has provided such opinions.


/s/ Andy J. Mah                        /s/ Kelly I. Drader
Andy J. Mah                            Kelly I. Drader
CEO                                    President and CFO
March 18, 2009


                        Advantage Energy Income Fund - 1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Unitholders of Advantage Energy Income Fund

We have completed integrated audits of Advantage Energy Income Fund's ("the Fund") consolidated financial statements and of its internal control over financial reporting as at December 31, 2008. Our opinions, based on our audits, are presented below.

CONSOLIDATED FINANCIAL STATEMENTS

We have audited the accompanying consolidated balance sheets of the Fund as at December 31, 2008 and 2007, and the related consolidated statements of loss, comprehensive loss and accumulated deficit and cash flows for each of the years then ended. These financial statements are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of the Fund's financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Fund as at December 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.

INTERNAL CONTROL OVER FINANCIAL REPORTING

We have also audited the Fund's internal control over financial reporting as at December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). The Fund's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Fund's internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Fund maintained, in all material respects, effective internal control over financial reporting as at December 31, 2008 based on criteria established in Internal Control -- Integrated Framework issued by the COSO.


/s/ Pricewaterhouse Coopers LLP
Chartered Accountants
Calgary, Canada
March 18, 2009


                        Advantage Energy Income Fund - 2


CONSOLIDATED BALANCE SHEETS
(thousands of dollars)                                         DECEMBER 31, 2008   DECEMBER 31, 2007
----------------------------------------------------------------------------------------------------
ASSETS

Current assets
        Accounts receivable                                       $    84,689          $    95,474
        Prepaid expenses and deposits                                  14,258               21,988
        Derivative asset (note 13)                                     41,472                7,027
----------------------------------------------------------------------------------------------------
                                                                      140,419              124,489
Derivative asset (note 13)                                              1,148                  174
Fixed assets (note 4)                                               2,163,866            2,177,346
Goodwill (note 5)                                                           -              120,271
----------------------------------------------------------------------------------------------------
                                                                  $ 2,305,433          $ 2,422,280
----------------------------------------------------------------------------------------------------

LIABILITIES
Current liabilities
        Accounts payable and accrued liabilities                  $   146,046          $   122,087
        Distributions payable to Unitholders                           11,426               16,592
        Current portion of capital lease obligations (note 6)           1,747                1,537
        Current portion of convertible debentures (note 7)             86,125                5,333
        Derivative liability (note 13)                                    611                2,242
        Future income taxes (note 10)                                  11,939                1,430
----------------------------------------------------------------------------------------------------
                                                                      257,894              149,221
Derivative liability (note 13)                                          1,039                2,778
Capital lease obligations (note 6)                                      3,906                5,653
Bank indebtedness (note 8)                                            587,404              547,426
Convertible debentures (note 7)                                       128,849              212,203
Asset retirement obligations (note 9)                                  73,852               60,835
Future income taxes (note 10)                                          43,976               65,297
----------------------------------------------------------------------------------------------------
                                                                    1,096,920            1,043,413
----------------------------------------------------------------------------------------------------

UNITHOLDERS' EQUITY
Unitholders' capital (note 11)                                      2,075,877            2,027,065
Convertible debentures equity component (note 7)                        9,403                9,632
Contributed surplus (note 11)                                             287                2,005
Accumulated deficit (note 12)                                        (877,054)            (659,835)
----------------------------------------------------------------------------------------------------
                                                                    1,208,513            1,378,867
----------------------------------------------------------------------------------------------------
                                                                  $ 2,305,433          $ 2,422,280
----------------------------------------------------------------------------------------------------

COMMITMENTS (note 16)

SUBSEQUENT EVENT (note 17)

see accompanying Notes to Consolidated Financial Statements

On behalf of the Board of Directors of Advantage Oil & Gas Limited:


/s/ Rodger A. Tourigny                 /s/ Andy J. Mah
Rodger A. Tourigny                     Andy J. Mah


                        Advantage Energy Income Fund - 3

CONSOLIDATED STATEMENTS OF LOSS,
COMPREHENSIVE LOSS AND ACCUMULATED DEFICIT

                                                                   YEAR ENDED           YEAR ENDED
(thousands of dollars, except for per Trust Unit amounts)      DECEMBER 31, 2008    DECEMBER 31, 2007
----------------------------------------------------------------------------------------------------

REVENUE
        Petroleum and natural gas                                 $   769,401          $   538,764
        Realized gain (loss) on derivatives (note 13)                 (27,439)              18,594
        Unrealized gain (loss) on derivatives (note 13)                38,789              (11,049)
        Royalties                                                    (146,349)             (98,614)
----------------------------------------------------------------------------------------------------
                                                                      634,402              447,695
----------------------------------------------------------------------------------------------------

EXPENSES
        Operating                                                     164,091              127,309
        General and administrative                                     22,493               21,449
        Management internalization (note 14)                            6,964               15,708
        Interest                                                       27,893               24,351
        Interest and accretion on convertible debentures               19,482               17,436
        Depletion, depreciation and accretion                         302,104              272,175
        Impairment of goodwill (note 5)                               120,271                    -
----------------------------------------------------------------------------------------------------
                                                                      663,298              478,428
----------------------------------------------------------------------------------------------------
Loss before taxes                                                     (28,896)             (30,733)
Future income tax reduction (note 10)                                 (10,812)             (24,642)
Income and capital taxes (note 10)                                      2,493                1,444
----------------------------------------------------------------------------------------------------
                                                                       (8,319)             (23,198)
----------------------------------------------------------------------------------------------------
NET LOSS AND COMPREHENSIVE LOSS                                       (20,577)              (7,535)
Accumulated deficit, beginning of year                               (659,835)            (437,106)
Distributions declared                                               (196,642)            (215,194)
----------------------------------------------------------------------------------------------------
ACCUMULATED DEFICIT, END OF YEAR                                  $  (877,054)         $  (659,835)
----------------------------------------------------------------------------------------------------
Net loss per Trust Unit (note 11)
        Basic                                                     $     (0.15)         $     (0.06)
        Diluted                                                   $     (0.15)         $     (0.06)
----------------------------------------------------------------------------------------------------

see accompanying Notes to Consolidated Financial Statements



                        Advantage Energy Income Fund - 4


CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                                   YEAR ENDED         YEAR ENDED
(thousands of dollars)                                         DECEMBER 31, 2008   DECEMBER 31, 2007
----------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net loss                                                          $   (20,577)         $    (7,535)
Add (deduct) items not requiring cash:
        Unrealized loss (gain) on derivatives                         (38,789)              11,049
        Unit-based compensation                                          (929)                 929
        Management internalization                                      6,964               15,708
        Non-cash interest expense                                           -                  890
        Accretion on convertible debentures                             2,855                2,569
        Depletion, depreciation and accretion                         302,104              272,175
        Impairment of goodwill                                        120,271                    -
        Future income tax recovery                                    (10,812)             (24,642)
Expenditures on asset retirement                                       (9,259)              (6,951)
Changes in non-cash working capital                                    22,922              (15,060)
----------------------------------------------------------------------------------------------------
Cash provided by operating activities                                 374,750              249,132
----------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Units issued, net of costs (note 11)                                    1,248              104,215
Increase in bank indebtedness                                          39,978               28,893
Convertible debenture repayment (note 7)                               (5,392)             (19,406)
Reduction of capital lease obligations                                 (1,537)              (3,184)
Distributions to Unitholders                                         (161,924)            (170,915)
----------------------------------------------------------------------------------------------------
Cash used in financing activities                                    (127,627)             (60,397)
----------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Expenditures on property and equipment                               (255,591)            (148,725)
Property acquisitions                                                  (7,621)             (16,051)
Property dispositions                                                     941                1,037
Acquisition of Sound Energy Trust (note 3)                                  -              (22,307)
Changes in non-cash working capital                                    15,148               (2,689)
----------------------------------------------------------------------------------------------------
Cash used in investing activities                                    (247,123)            (188,735)
----------------------------------------------------------------------------------------------------
Net change in cash                                                          -                    -
Cash, beginning of year                                                     -                    -
----------------------------------------------------------------------------------------------------
Cash, end of year                                                 $         -          $         -
----------------------------------------------------------------------------------------------------
SUPPLEMENTARY CASH FLOW INFORMATION
        Interest paid                                             $    40,215          $    42,017
        Taxes paid                                                $     1,957          $     2,062


see accompanying Notes to Consolidated Financial Statements


                        Advantage Energy Income Fund - 5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008
All tabular amounts in thousands except as otherwise indicated.

1.   BUSINESS AND STRUCTURE OF THE FUND

     Advantage Energy Income Fund ("Advantage" or the "Fund") was formed on May 23, 2001 as a result of a plan of arrangement. For Canadian tax purposes, Advantage is an open-ended unincorporated mutual fund trust created under the laws of the Province of Alberta pursuant to a Trust Indenture originally dated April 17, 2001, and as occasionally amended, between Advantage Oil & Gas Ltd. ("AOG") and Computershare Trust Company of Canada, as trustee. The Fund commenced operations on May 24, 2001. The beneficiaries of the Fund are the holders of the Trust Units (the "Unitholders").

     The principal undertaking of the Fund is to indirectly acquire and hold interests in petroleum and natural gas properties and assets related thereto. The business of the Fund is carried on by its wholly-owned subsidiary, AOG. The Fund's primary assets are currently the common shares of AOG, a royalty in the producing properties of AOG (the "AOG Royalty") and notes of AOG (the "AOG Notes"). The Fund's strategy, through AOG, is to minimize exposure to exploration risk while focusing on growth through acquisitions and development of producing crude oil and natural gas properties.

     The purpose of the Fund is to distribute available cash flow to Unitholders on a monthly basis in accordance with the terms of the Trust Indenture. The Fund's available cash flow includes principal repayments and interest income earned from the AOG Notes, royalty income earned from the AOG Royalty, and any dividends declared on the common shares of AOG less any expenses of the Fund including interest on convertible debentures. Cash received on the AOG Notes, AOG Royalty and common shares of AOG result in the effective transfer of the economic interest in the properties of AOG to the Fund. However, while the royalty is a contractual interest in the properties owned by AOG, it does not confer ownership in the underlying resource properties. Distributions from the Fund to Unitholders are entirely discretionary and are determined by Management and the Board of Directors. We closely monitor our distribution policy considering forecasted cash flows, optimal debt levels, capital spending activity, taxability to Unitholders, working capital requirements, and other potential cash expenditures. Distributions are announced monthly and are based on the cash available after retaining a portion to meet such spending requirements. The level of distributions are primarily determined by cash flows received from the production of oil and natural gas from existing Canadian resource properties and are highly dependent upon our success in exploiting the current reserve base and acquiring additional reserves. Furthermore, monthly distributions we pay to Unitholders are highly dependent upon the prices received for such oil and natural gas production.

     On March 18, 2009, Advantage announced its intention to convert to a growth oriented corporation and has discontinued the payment of distributions to focus on debt repayment and developing the Montney natural gas resource play (note 17).

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The Management of the Fund prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and all amounts are stated in Canadian dollars. The preparation of consolidated financial statements requires Management to make estimates and assumptions that affect the reported amount of assets, liabilities and equity and disclosures of contingencies at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. The following significant accounting policies are presented to assist the reader in evaluating these consolidated financial statements and, together with the notes, should be considered an integral part of the consolidated financial statements.

     (a) CONSOLIDATION AND JOINT OPERATIONS

     These  consolidated  financial  statements include the accounts of the Fund
     and  all  subsidiaries,   including  AOG.  All  intercompany  balances  and
     transactions  have  been  eliminated.

     The Fund conducts exploration and production activities jointly with other participants. The accounts of the Fund reflect its proportionate interest in such joint operations.



                        Advantage Energy Income Fund - 6

     (b) FIXED ASSETS

        (i) PETROLEUM AND NATURAL GAS PROPERTIES

        The Fund follows the "full cost" method of accounting in accordance with the guideline issued by the Canadian Institute of Chartered Accountants ("CICA") whereby all costs associated with the acquisition of and the exploration for and development of petroleum and natural gas reserves, whether productive or unproductive, are capitalized in a Canadian cost centre and charged to income as set out below. Such costs include lease acquisition, drilling and completion, production facilities, asset retirement costs, geological and geophysical costs and overhead expenses related to exploration and development activities.

        Gains or losses are not recognized upon disposition of petroleum and natural gas properties unless crediting the proceeds against accumulated costs would result in a change in the rate of depletion and depreciation of 20% or more.

        Depletion of petroleum and natural gas properties and  depreciation  of lease, well equipment and production facilities is provided on accumulated costs using the "unit-of-production" method based on estimated net proved petroleum and natural gas reserves, before royalties, as determined by independent engineers. For purposes of the depletion and depreciation calculation, proved petroleum and natural gas reserves are converted to a common unit-of-measure on the basis of one barrel of oil or liquids being equal to six thousand cubic feet of natural gas.

        The depletion and depreciation cost base includes total capitalized costs, less costs of unproved properties, plus a provision for future development costs of proved undeveloped reserves. Costs of acquiring and evaluating unproved properties are excluded from depletion calculations until it is determined whether or not proved reserves are attributable to the properties or impairment occurs.

        Petroleum and natural gas assets are evaluated in each reporting period to determine that the carrying amount in a cost centre is recoverable and does not exceed the fair value of the properties in the cost centre (the "ceiling test"). The carrying amounts are assessed to be recoverable when the sum of the undiscounted net cash flows expected from the production of proved reserves, the lower of cost and market of unproved properties and the cost of major development projects exceeds the carrying amount of the cost centre. When the carrying amount is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying amount of the cost centre exceeds the sum of the discounted net cash flows expected from the production of proved and probable reserves, the lower of cost and market of unproved properties and the cost of major development projects of the cost centre. The net cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate. Under Canadian GAAP, there has been no impairment of the Fund's petroleum and natural gas properties since inception.

        (ii) FURNITURE AND EQUIPMENT

        The Fund records furniture and equipment at cost and provides depreciation on the declining balance method at a rate of 20% per annum which is designed to amortize the cost of the assets over their estimated useful lives. The Fund records leasehold improvements at cost and provides depreciation on the straight-line method over the term of the lease.

     (c) GOODWILL

     Goodwill is the excess purchase price of a business over the fair value of identifiable assets and liabilities acquired. Goodwill is stated at cost less impairment and is not amortized. Goodwill impairment is assessed at year-end, or as economic events dictate, by comparing the fair value of the reporting unit (the Fund) to its carrying value, including goodwill. If the fair value of the Fund is less than its carrying value, a goodwill impairment loss is recognized by allocating the fair value of the Fund to the identifiable assets and liabilities as if the Fund had been acquired in a business acquisition for a purchase price equal to the fair value. The excess of the fair value of the Fund over the values assigned to the identifiable assets and liabilities is the implied fair value of the goodwill. Any excess of the carrying value of the goodwill over the implied fair value is the impairment amount and is charged to income in the period incurred.



                        Advantage Energy Income Fund - 7

     (d) DISTRIBUTIONS

     Distributions declared are calculated on  an  accrual  basis.

     (e) FINANCIAL INSTRUMENTS

     The Fund's financial instruments consist of financial assets, financial liabilities, and non-financial derivatives. All financial instruments are initially recognized at fair value on the balance sheet. Measurement of financial instruments subsequent to the initial recognition, as well as resulting gains and losses, are recorded based on how each financial instrument was initially classified. The Fund has classified each identified financial instrument into the following categories: held for trading, loans and receivables, held to maturity investments, available for sale financial assets, and other financial liabilities. Held for trading financial instruments are measured at fair value with gains and losses recognized in earnings immediately. Available for sale financial assets are measured at fair value with gains and losses, other than impairment losses, recognized in other comprehensive income and transferred to earnings when the asset is derecognized. Loans and receivables, held to maturity investments and other financial liabilities are recognized at amortized cost using the effective interest method and impairment losses are recorded in earnings when incurred. With all new financial instruments, an election is available that allows entities to classify any financial instrument as held for trading. Only those financial assets and liabilities that must be classified as held for trading are classified as such by the Fund.

     As the Fund frequently uses non-financial derivative instruments to manage market risk associated with volatile commodity prices, such instruments must be classified as held for trading and recorded on the balance sheet at fair value as derivative assets and liabilities. Under the alternative hedge accounting treatment, gains and losses on derivatives classified as effective cash flow hedges are included in other comprehensive income until the time at which the hedged item is realized. The Fund does not utilize derivative instruments for speculative purposes but has elected not to apply hedge accounting. Therefore, gains and losses on these instruments are recorded as unrealized gains and losses on derivatives in the consolidated statement of loss, comprehensive loss and accumulated deficit in the period they occur and as realized gains and losses on derivatives when the contracts are settled. Since unrealized gains and losses on derivatives are non-cash items, there is no impact on cash provided by operating activities as a result of their recognition.

     The Fund also evaluates whether any host contracts contain embedded derivatives, and records them separately from the host contract when their economic characteristics and risk are not clearly and closely related to those of the host contract, the terms of the embedded derivatives are the same as those of a freestanding derivative, and the combined contract is not classified as held for trading or designated at fair value. The Fund has not identified any embedded derivatives that would require separation from the host contract and fair value accounting.

     Transaction costs are frequently attributed to the acquisition or issue of a financial asset or liability. Such costs incurred on held for trading financial instruments are expensed immediately. For other financial instruments, an entity can adopt an accounting policy of either expensing transaction costs as they occur or adding such transaction costs to the fair value of the financial instrument. The Fund has chosen a policy of adding transaction costs to the fair value initially recognized for financial assets and liabilities that are not classified as held for trading.

     (f) COMPREHENSIVE INCOME

     Comprehensive income consists of net income and other comprehensive income ("OCI") with amounts included in OCI shown net of tax. Accumulated other comprehensive income is comprised of the cumulative amounts of OCI. To date, the Fund does not have any adjustments in OCI and therefore comprehensive income is currently equal to net income.

     (g) CONVERTIBLE DEBENTURES

     The Fund's convertible debentures are financial liabilities consisting of a liability with an embedded conversion feature. As such, the debentures are segregated between liabilities and equity based on the relative fair market value of the liability and equity portions. Therefore, the debenture liabilities are presented at less than their eventual maturity values. The liability and equity components are further reduced for issuance costs initially incurred. The discount of the liability component as compared to maturity value is accreted by the "effective interest" method over the debenture term and expensed accordingly. As debentures are converted to Trust Units, an appropriate portion of the liability and equity components are transferred to Unitholders' capital.



                        Advantage Energy Income Fund - 8

     (h) ASSET RETIREMENT OBLIGATIONS

     The Fund follows the "asset retirement obligation" method of recording the future cost associated with removal, site restoration and asset retirement costs. The fair value of the liability for the Fund's asset retirement obligations is recorded in the period in which it is incurred, discounted to its present value using the Fund's credit adjusted risk-free interest rate and the corresponding amount recognized by increasing the carrying amount of fixed assets. The asset recorded is depleted on a "unit-of-production" basis over the life of the reserves consistent with the Fund's depletion and depreciation policy for petroleum and natural gas properties. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to income in the period. Revisions to the estimated timing of cash flows or to the original estimated undiscounted cost could also result in an increase or decrease to the obligation. Actual costs incurred upon settlement of the retirement obligations are charged against the obligation to the extent of the liability recorded.

     (i) INCOME TAXES

     The Fund is considered an open-ended unincorporated mutual fund trust under the Income Tax Act (Canada). Any taxable income is allocated to the Unitholders and therefore no provision for current income taxes relating to the Fund is included in these financial statements.

     The Fund and its subsidiaries follow the "liability" method of accounting for future income taxes. Under this method future income tax assets and liabilities are determined based on differences between the carrying value of an asset or liability and its tax basis using substantially enacted tax rates and laws expected to apply when the differences reverse. The effect a change in income tax rates has on future tax assets and liabilities is recognized in net income in the period in which the change is substantively enacted.

     (j) UNIT-BASED COMPENSATION

     Advantage accounts for compensation expense based on the "fair value" of rights granted under its unit-based compensation plans. The Fund has Trust Units held in escrow relating to the management internalization (note 14), a unit-based compensation plan for external directors of the Fund, and a Restricted Trust Unit Plan (note 11).

     The escrowed Trust Units relating to the management internalization vest equally over three years, the period during which employees are required to provide service to receive the Trust Units. Therefore, the management internalization consideration is being deferred and amortized into income as management internalization expense over the specific vesting periods during which employee services are provided, including an estimate of future Trust Unit forfeitures.

     Awards under the external directors' unit-based compensation plan vest immediately with associated compensation expense recognized in the current period earnings and estimated forfeiture rates are not incorporated in the determination of fair value. The compensation expense results in the creation of contributed surplus until the rights are exercised. Consideration paid upon the exercise of the rights together with the amount previously recognized in contributed surplus is recorded as an increase in Unitholders' capital.

     Advantage's current employee compensation includes a Restricted Trust Unit Plan (the "Plan"), as approved by the Unitholders on June 23, 2006, and Trust Units issuable for the retention of certain employees of the Fund. The Plan authorizes the Board of Directors to grant Restricted Trust Units ("RTUs") to directors, officers, or employees of the Fund. The number of RTUs granted is based on the Fund's Trust Unit return for a calendar year and compared to a peer group approved by the Board of Directors. The Trust Unit return is calculated at the end of the year and is primarily based on the year-over-year change in the Trust Unit price plus distributions. If the Trust Unit return for a year is positive, an RTU grant will be calculated based on the return and market capitalization. If the Trust Unit return for a year is negative, but the return is still within the top two-thirds of the approved peer group performance, the Board of Directors may choose a discretionary RTU grant. The RTU grants vest one third immediately on grant date, with the remaining two thirds vesting evenly on the following two yearly anniversary dates. The holders of RTUs may elect to receive cash upon vesting in lieu of the number of Trust Units to be issued, subject to consent of the Fund. Compensation cost related to the Plan is recognized as compensation expense over the service period and incorporates the Trust Unit grant price, the estimated number of RTUs to vest, and certain management estimates. The maximum amount of RTUs granted in any one calendar year is limited to 175% of the base salaries of those individuals participating in the Plan for such period.


                        Advantage Energy Income Fund - 9

     (k) REVENUE RECOGNITION

     Revenue associated with the sale of crude oil, natural gas and natural gas liquids is recognized when the title and risks pass to the purchaser, normally at the pipeline delivery point for natural gas and at the wellhead for crude oil.

     (l) PER TRUST  UNIT  AMOUNTS

     Net loss per Trust Unit is calculated using the weighted average number of Trust Units outstanding during the year. Diluted net loss per Trust Unit is calculated using the "if-converted" method to determine the dilutive effect of convertible debentures and the "treasury stock" method for trust unit rights granted to directors, management internalization escrowed Trust Units and Restricted Trust Units.

     (m) MEASUREMENT UNCERTAINTY

     The amounts recorded for depletion and depreciation of fixed assets, the provision for asset retirement obligation costs and related accretion expense, impairment calculations for fixed assets and goodwill, derivative fair value calculations, future income tax provisions, as well as fair values assigned to any identifiable assets and liabilities in business combinations are based on estimates. These estimates are significant and include proved and probable reserves, future production rates, future crude oil and natural gas prices, future costs, future interest rates, fair value assessments, and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements of changes in such estimates in future years could be material.

     (n) CAPITAL DISCLOSURES

     Effective January 1, 2008, the Fund adopted CICA Handbook Section 1535, Capital Disclosures. This Section establishes standards for disclosing information about an entity's capital and how it is managed to enable users of financial statements to evaluate the entity's objectives, policies and procedures for managing capital. The adoption of this Section requires that information on capital management be included in the notes to the consolidated financial statements (see note 15). This new standard does not have any effect on the Fund's financial position or results of operations.

     (o) RECENT ACCOUNTING PRONOUNCEMENTS ISSUED BUT NOT IMPLEMENTED

        (i)  GOODWILL AND INTANGIBLE ASSETS

        In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, replacing Section 3062, Goodwill and Other Intangible Assets and
        Section 3450, Research and Development Costs. The new Section will become effective January 1, 2009. Management has evaluated the new Section and there will be no impact for the financial statements of the Fund.

        (ii) INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

        In February 2008, the CICA Accounting Standards Board confirmed that IFRS will replace Canadian GAAP effective January 1, 2011 for publicly accountable enterprises. Management is currently evaluating the effects of all current and pending pronouncements of the International Accounting Standards Board on the financial statements of the Fund, and has developed a plan for implementation.

     (p) COMPARATIVE FIGURES

     Certain comparative figures have been reclassified to conform to the current year's presentation.



                        Advantage Energy Income Fund - 10

3.   SOUND ENERGY TRUST ACQUISITION

     On September 5, 2007, Advantage acquired all of the issued and outstanding Trust Units and Exchangeable Shares of Sound Energy Trust ("Sound") for $21.4 million cash consideration, 16,977,184 Advantage Trust Units and $0.9 million of acquisition costs. Sound Unitholders and Exchangeable Shareholders elected to receive either 0.30 Advantage Trust Units for each Sound Trust Unit or $0.66 in cash and 0.2557 Advantage Trust Units for each Sound Trust Unit. All of the Sound Exchangeable Shares were exchanged for Advantage Trust Units on the same ratio as the Sound Trust Units based on the conversion ratio in effect at the effective date of the acquisition. Sound was an energy trust engaged in the development, acquisition and production of natural gas and crude oil in western Canada. The acquisition was accounted for using the "purchase method" with the results of operations included in the consolidated financial statements as of the closing date of the acquisition.

     The purchase price has been allocated as follows:

NET ASSETS ACQUIRED AND LIABILITIES ASSUMED:            CONSIDERATION:

Fixed assets                                $ 514,060    16,977,184 Trust Units issued  $ 228,852
Accounts receivable                            27,656    Cash                              21,403
Prepaid expenses and deposits                   3,873    Acquisition costs incurred           904
Derivative asset, net                           2,797                                   ---------
Bank indebtedness                            (107,959)                                  $ 251,159
Convertible debentures                       (101,553)                                  ---------
Accounts payable and accrued liabilities      (40,023)
Future income taxes                           (29,430)
Asset retirement obligations                  (16,695)
Capital lease obligations                      (1,567)
                                            ----------
                                            $ 251,159
                                            ----------


     The value of the Trust Units issued as consideration was determined based on the weighted average trading value of Advantage Trust Units during the two-day period before and after the terms of the acquisition were agreed to and announced. The allocation of the purchase price has been revised in 2008 due to the realization of estimates. As a result, fixed assets increased $4.4 million, accounts receivable increased $0.2 million, and accounts payable and accrued liabilities increased $4.6 million.


4.   FIXED ASSETS

                                                                 ACCUMULATED              NET BOOK
December 31, 2008                            COST        DEPLETION AND DEPRECIATION         VALUE
----------------------------------------------------------------------------------------------------
Petroleum and natural gas properties       $3,299,657              $1,140,710            $ 2,158,947
Furniture and equipment                        11,572                   6,653                  4,919
----------------------------------------------------------------------------------------------------
                                           $3,311,229              $1,147,363            $ 2,163,866
----------------------------------------------------------------------------------------------------

                                                                 ACCUMULATED              NET BOOK
December 31, 2007                            COST        DEPLETION AND DEPRECIATION         VALUE
----------------------------------------------------------------------------------------------------

Petroleum and natural gas properties       $3,016,243               $ 844,671            $ 2,171,572
Furniture and equipment                        10,548                   4,774                  5,774
----------------------------------------------------------------------------------------------------
                                           $3,026,791               $ 849,445            $ 2,177,346
----------------------------------------------------------------------------------------------------


     During the year ended December 31, 2008, Advantage capitalized general and administrative expenditures directly related to exploration and development activities of $11,127,000 (2007 - $9,653,000).

     Costs of $68,267,000 (2007 - $60,238,000) for unproved properties have been excluded from the calculation of depletion expense, and future development costs of $378,242,000 (2007 - $190,146,000) have been included in costs subject to depletion.



                        Advantage Energy Income Fund - 11

     The Fund performed a ceiling test calculation at December 31, 2008 to assess the recoverable value of fixed assets. Based on the calculation, the carrying amounts are recoverable as compared to the sum of the undiscounted net cash flows expected from the production of proved reserves based on the following benchmark prices:

                                    WTI CRUDE OIL   EXCHANGE RATE    AECO GAS
     YEAR                             ($US/BBL)      ($US/$CDN)    ($CDN/MMBTU)
     --------------------------------------------------------------------------
     2009                             $ 53.73         $  0.80        $  6.82
     2010                             $ 63.41         $  0.85        $  7.56
     2011                             $ 69.53         $  0.85        $  7.84
     2012                             $ 79.59         $  0.90        $  8.38
     2013                             $ 92.01         $  0.95        $  9.20
     2014                             $ 93.85         $  0.95        $  9.41
     --------------------------------------------------------------------------
     Approximate escalation
        rate after 2014                  2.0%               -           2.0%
     --------------------------------------------------------------------------

     Benchmark prices are adjusted for a variety of factors such as quality differentials to determine the expected price to be realized by the Fund when performing the ceiling test calculation.

5.   GOODWILL

     The Fund frequently assesses goodwill impairment which is effectively a comparison of the fair value of the Fund to the values assigned to the identifiable assets and liabilities. The fair value of the Fund is typically determined by reference to the market capitalization adjusted for a number of potential valuation factors. The values of the identifiable assets and liabilities include the current assessed value of our reserves and other assets and liabilities. Near the end of 2008, Advantage and the entire oil and gas industry, experienced a substantial decline in market capitalization as a result of the worldwide recession, resulting soft commodity prices, and general negative market reaction. As a result, the entire balance of goodwill was determined to be impaired at December 31, 2008, as there is no market perception of goodwill.

                                           YEAR ENDED             YEAR ENDED
                                        DECEMBER 31, 2008      DECEMBER 31, 2007
     ---------------------------------------------------------------------------
     Balance, beginning of year            $ 120,271              $ 120,271
     Impairment                             (120,271)                     -
     ---------------------------------------------------------------------------
     Balance, end of year                  $       -              $ 120,271
     ---------------------------------------------------------------------------


6.   CAPITAL LEASE OBLIGATIONS

     The Fund has capital leases on a variety of fixed assets. Future minimum lease payments at December 31, 2008 consist of the following:

     2009                                                               $ 2,040
     2010                                                                 2,200
     2011                                                                 1,925
     ---------------------------------------------------------------------------
                                                                          6,165
     Less amounts representing interest                                    (512)
     ---------------------------------------------------------------------------
                                                                          5,653
     Current portion                                                     (1,747)
     ---------------------------------------------------------------------------
                                                                        $ 3,906
     ---------------------------------------------------------------------------


     During the second quarter of 2007, Advantage entered a new lease arrangement that resulted in the recognition of a fixed asset addition and capital lease obligation of $4.1 million. The lease obligation bears interest at 5.8% and is secured by the related equipment. The lease term expires June 2011 with a final purchase obligation of $1.5 million at which time ownership of the equipment will transfer to Advantage.

     Effective September 4, 2007, Advantage entered a new lease arrangement that resulted in the recognition of a fixed asset addition and capital lease obligation of $1.8 million. The lease obligation bears interest at 6.7% and is secured by the related equipment. The lease term expires August 2010 with a final payment obligation of $0.7 million. Distributions to Unitholders are not permitted if the Fund is in default of such capital lease.


                        Advantage Energy Income Fund - 12

     On September 5, 2007, Advantage assumed two capital lease obligations in the acquisition of Sound (note 3) resulting in the recognition of capital lease obligations of $1.6 million. Both of the lease obligations bear interest at 5.6% and are secured by the related equipment. The lease terms expire December 2009 and April 2010 with a total final payment obligation of $0.9 million.

     Fixed assets subject to capital leases are depreciated on a "unit-of-production" basis over the life of the reserves consistent with the Fund's depletion and depreciation policy for petroleum and natural gas properties and is included in depletion, depreciation and accretion expense.

7.   CONVERTIBLE DEBENTURES

     The convertible unsecured subordinated debentures pay interest semi-annually and are convertible at the option of the holder into Trust Units of Advantage at the applicable conversion price per Trust Unit plus accrued and unpaid interest. The details of the convertible debentures including fair market values initially assigned and issuance costs are as follows:

                                              10.00%             9.00%             8.25%           8.75%
---------------------------------------------------------------------------------------------------------

Trading symbol                                AVN.DB           AVN.DBA           AVN.DBB         AVN.DBF
Issue date                               Oct 18, 2002      July 8, 2003       Dec 2, 2003   June 10, 2004
Maturity date                                 Matured           Matured      Feb. 1, 2009   June 30, 2009
Conversion price                              Matured           Matured     $       16.50   $       34.67

Liability component                   $      52,722     $      28,662     $      56,802     $      48,700
Equity component                              2,278             1,338             3,198            11,408

---------------------------------------------------------------------------------------------------------
Gross proceeds                               55,000            30,000            60,000            60,108
Issuance costs                               (2,495)           (1,444)           (2,588)               --

---------------------------------------------------------------------------------------------------------
Net proceeds                          $      52,505     $      28,556     $      57,412     $      60,108
---------------------------------------------------------------------------------------------------------

                                              7.50%             6.50%             7.75%             8.00%            TOTAL
----------------------------------------------------------------------------------------------------------------------------
Trading symbol                               AVN.DBC           AVN.DBE           AVN.DBD         AVN.DBG
Issue date                              Sep. 15, 2004      May 18, 2005     Sept 15, 2004    Nov 13, 2006
Maturity date                            Oct. 1, 2009     June 30, 2010      Dec. 1, 2011   Dec. 31, 2011
Conversion price                        $       20.25     $       24.96     $       21.00   $       20.33

Liability component                     $      71,631     $      66,981     $      47,444     $      14,884   $     387,826
Equity component                                3,369             2,971             2,556            26,561          53,679

----------------------------------------------------------------------------------------------------------------------------
Gross proceeds                                 75,000            69,952            50,000            41,445         441,505
Issuance costs                                 (3,190)             --              (2,190)             --           (11,907)

----------------------------------------------------------------------------------------------------------------------------
Net proceeds                            $      71,810     $      69,952     $      47,810     $      41,445   $     429,598
----------------------------------------------------------------------------------------------------------------------------

     The convertible debentures are redeemable prior to their maturity dates, at the option of the Fund, upon providing 30 to 60 days advance notification. The redemption prices for the various debentures, plus accrued and unpaid interest, is dependent on the redemption periods and are as follows:

CONVERTIBLE                                                          REDEMPTION
DEBENTURE   REDEMPTION PERIODS                                            PRICE
-------------------------------------------------------------------------------
8.25%       After February 1, 2008 and before February 1, 2009           $1,025
-------------------------------------------------------------------------------
8.75%       After June 30, 2008 and before June 30, 2009                 $1,025
-------------------------------------------------------------------------------
7.50%       After October 1, 2008 and before October 1, 2009             $1,025
-------------------------------------------------------------------------------
6.50%       After June 30, 2008 and on or before June 30, 2009           $1,050
            After June 30, 2009 and before June 30, 2010                 $1,025
-------------------------------------------------------------------------------
7.75%       After December 1, 2008 and on or before December 1, 2009     $1,025
            After December 1, 2009 and before December 1, 2011           $1,000
-------------------------------------------------------------------------------
8.00%       After December 31, 2009 and on or before December 31, 2010   $1,050
            After December 31, 2010 and before December 31, 2011         $1,025
-------------------------------------------------------------------------------


                   Advantage Energy Income Fund - 13

The balance of debentures outstanding at December 31, 2008 and changes in the liability and equity components during the years ended December 31, 2008 and 2007 are as follows:


                                         10.00%         9.00%         8.25%        8.75%
----------------------------------------------------------------------------------------
Debentures outstanding               $    --       $    --       $   4,867    $  29,839
----------------------------------------------------------------------------------------
Liability component:
      Balance at December 31, 2006   $   1,464     $   5,235     $   4,676    $    --
      Assumed on Sound acquisition        --            --            --         48,700
      Accretion of discount                 22            98            91           96
      Converted to Trust Units          (1,486)         --            --             (8)
      Redeemed for cash                   --            --            --        (19,406)
----------------------------------------------------------------------------------------
      Balance at December 31, 2007   $    --       $   5,333     $   4,767    $  29,382
      Accretion of discount               --              59            92          305
      Converted to Trust Units            --            --            --           --
      Matured                             --          (5,392)         --           --
----------------------------------------------------------------------------------------
      Balance at December 31, 2008   $    --       $    --       $   4,859    $  29,687
----------------------------------------------------------------------------------------

Equity component:
      Balance at December 31, 2006   $      59     $     229     $     248    $    --
      Assumed on Sound acquisition        --            --            --         11,408
      Converted to Trust Units            --            --            --        (10,556)
      Expired                              (59)         --            --           --
----------------------------------------------------------------------------------------
      Balance at December 31, 2007   $    --       $     229     $     248    $     852
      Converted to Trust Units            --            --            --           --
      Expired                             --            (229)         --           --
----------------------------------------------------------------------------------------
      Balance at December 31, 2008   $    --       $    --       $     248    $     852
----------------------------------------------------------------------------------------

                                          7.50%         6.50%         7.75%        8.00%       TOTAL
-----------------------------------------------------------------------------------------------------
Debentures outstanding               $  52,268     $  69,927     $  46,766    $  15,528    $ 219,195
-----------------------------------------------------------------------------------------------------
Liability component:
      Balance at December 31, 2006   $  49,782     $  67,361     $  43,765    $    --      $ 172,283
      Assumed on Sound acquisition        --            --            --         14,884       63,584
      Accretion of discount                889           731           595           47        2,569
      Converted to Trust Units            --            --            --           --         (1,494)
      Redeemed for cash                   --            --            --           --        (19,406)
-----------------------------------------------------------------------------------------------------
      Balance at December 31, 2007   $  50,671     $  68,092     $  44,360    $  14,931    $ 217,536
      Accretion of discount                908           740           604          147        2,855
      Converted to Trust Units            --             (25)         --           --            (25)
      Matured                             --            --            --           --         (5,392)
-----------------------------------------------------------------------------------------------------
      Balance at December 31, 2008   $  51,579     $  68,807     $  44,964    $  15,078    $ 214,974
-----------------------------------------------------------------------------------------------------
Equity component:
      Balance at December 31, 2006   $   2,248     $   2,971     $   2,286    $    --      $   8,041
      Assumed on Sound acquisition        --            --            --         26,561       37,969
      Converted to Trust Units            --            --            --        (25,763)     (36,319)
      Expired                             --            --            --           --            (59)
-----------------------------------------------------------------------------------------------------
      Balance at December 31, 2007   $   2,248     $   2,971     $   2,286    $     798    $   9,632
      Converted to Trust Units            --            --            --           --           --
      Expired                             --            --            --           --           (229)
-----------------------------------------------------------------------------------------------------
      Balance at December 31, 2008   $   2,248     $   2,971     $   2,286    $     798    $   9,403
-----------------------------------------------------------------------------------------------------

     Due to the acquisition of Sound (note 3), 8.75% and 8.00% convertible debentures were assumed by Advantage on September 5, 2007. As a result of the change in control of Sound, the Fund was required by the debenture indentures to make an offer to purchase all of the outstanding convertible debentures assumed from Sound at a price equal to 101% of the principal amount plus accrued and unpaid interest. On October 17, 2007, the expiry date of the offer, 911,709 Trust Units were issued and $19.9 million in total cash consideration was paid in exchange for $29,665,000 8.75%

                   Advantage Energy Income Fund - 14
     convertible debentures and 2,220,289 Trust Units were issued in exchange for $25,507,000 8.0% convertible debentures.

     During the year ended December 31, 2008, $25,000 debentures (2007 - $24,000) were converted resulting in the issuance of 1,001 Trust Units (2007 - 1,386 Trust Units).

     The principal amount of 9.00% convertible debentures matured on August 1, 2008 and the Fund settled the obligation by payment of $5.4 million in cash


8.   BANK INDEBTEDNESS
..
     Advantage has a credit facility agreement with a syndicate of financial institutions which provides for a $690 million extendible revolving loan facility and a $20 million operating loan facility. The loan's interest rate is based on either prime, US base rate, LIBOR or bankers' acceptance rates, at the Fund's option, subject to certain basis point or stamping fee adjustments ranging from 0.00% to 1.50% depending on the Fund's debt to cash flow ratio. The credit facilities are collateralized by a $1 billion floating charge demand debenture, a general security agreement and a subordination agreement from the Fund covering all assets and cash flows. The credit facilities are subject to review on an annual basis with the next renewal due in June 2009. Various borrowing options are available under the credit facilities, including prime rate-based advances, US base rate advances, US dollar LIBOR advances and bankers' acceptances loans. The credit facilities constitute a revolving facility for a 364 day term which is extendible annually for a further 364 day revolving period at the option of the syndicate. If not extended, the revolving credit facility is converted to a two year term facility with the principal payable at the end of such two year term. The credit facilities contain standard commercial covenants for facilities of this nature. The only financial covenant is a requirement for AOG to maintain a minimum cash flow to interest expense ratio of 3.5:1, determined on a rolling four quarter basis. The credit facilities also prohibit the Fund from entering into any derivative contract where the term of such contract exceeds two years or the aggregate of such contracts hedge greater than 60% of the Fund's estimated oil and gas production. Breach of any covenant will result in an event of default in which case AOG has 20 days to remedy such default. If the default is not remedied or waived, and if required by the majority of lenders, the administrative agent of the lenders has the option to declare all obligations of AOG under the credit facilities to be immediately due and payable without further demand, presentation, protest, or notice of any kind. Distributions by AOG to the Fund (and effectively by the Fund to Unitholders) are subordinated to the repayment of any amounts owing under the credit facilities. Distributions to Unitholders are not permitted if the Fund is in default of such credit facilities or if the amount of the Fund's outstanding indebtedness under such facilities exceeds the then existing current borrowing base. Interest payments under the debentures are also subordinated to indebtedness under the credit facilities and payments under the debentures are similarly restricted. For the year ended December 31, 2008, the effective interest rate on the outstanding amounts under the facility was approximately 5.0% (2007 - 5.7%).

9.   ASSET RETIREMENT OBLIGATIONS

     The Fund's asset retirement obligations result from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The Fund estimates the total undiscounted and inflated amount of cash flows required to settle its asset retirement obligations is approximately $249.9 million which will be incurred between 2009 and 2058. A credit-adjusted risk-free rate of 7% and an inflation factor of 2% were used to calculate the fair value of the asset retirement obligations.

     A reconciliation of the asset retirment obligations is provided below:


                                          YEAR ENDED              YEAR ENDED
                                      DECEMBER 31, 2008       DECEMBER 31, 2007
     --------------------------------------------------------------------------
     Balance, beginning of year       $       60,835         $       34,324
     Accretion expense                         4,186                  2,795
     Assumed in Sound acquisition               --                   16,695
     Liabilities incurred                      1,526                  1,640
     Change in estimates                      16,564                 12,332
     Liabilities settled                      (9,259)                (6,951)
     --------------------------------------------------------------------------
     Balance, end of year             $       73,852         $       60,835
     --------------------------------------------------------------------------


                        Advantage Energy Income Fund - 15

10.  INCOME TAXES

     The taxable income of the Fund is comprised of interest income related to the AOG Notes and royalty income from the AOG Royalty less deductions for Canadian Oil and Gas Property Expense, Trust Unit issue costs, and interest on convertible debentures. Given that taxable income of the Fund is allocated to the Unitholders, no provision for current income taxes relating to the Fund is included in these financial statements. On December 14, 2007, the Federal government enacted legislation phasing in corporate income tax rate reductions which will reduce federal tax rates from 22.1% to 15.0% by 2012. Rate reductions will also apply to the new tax on distributions of income trusts and other specified investment flow-through entities as of 2011, reducing the tax rate in 2011 to 29.5% and in 2012 to 28.0%. These rates include a deemed provincial rate of 13%.

     The provision for income taxes varies from the amount that would be computed by applying the combined Canadian federal and provincial income tax rates for the following reasons:

                                                                                    YEAR ENDED               YEAR ENDED
                                                                                 DECEMBER 31, 2008       DECEMBER 31, 2007
--------------------------------------------------------------------------------------------------------------------------
Loss before taxes                                                              $         (28,896)    $         (30,733)
--------------------------------------------------------------------------------------------------------------------------
Canadian combined federal and provincial income tax rates                                  29.79%                32.57%
Expected income tax recovery at statutory rates                                           (8,608)              (10,011)
Increase (decrease) in income taxes resulting from:
      Amounts included in trust income                                                   (58,587)              (70,097)
      Change in enacted tax rates                                                           --                     550
      Management internalization                                                           1,798                 5,507
      Specified Investment Flow-Through                                                     --                  42,862
      Impairment of goodwill                                                              35,833                  --
      Difference between current and expected rates                                       18,376                11,297
      Other                                                                                  376                (4,750)
--------------------------------------------------------------------------------------------------------------------------
Future income tax reduction                                                              (10,812)              (24,642)
Income and capital taxes                                                                   2,493                 1,444
--------------------------------------------------------------------------------------------------------------------------
                                                                               $          (8,319)    $         (23,198)
--------------------------------------------------------------------------------------------------------------------------

The components of the future income tax liability are as follows:

                                                                                 DECEMBER 31, 2008       DECEMBER 31, 2007
--------------------------------------------------------------------------------------------------------------------------
Fixed assets in excess of tax basis                                            $           9,463     $          29,240
Asset retirement obligations                                                             (21,475)              (16,330)
Non-capital tax loss carry forward                                                       (21,541)              (20,369)
Trust assets in excess of tax basis                                                       84,017                82,642
Net derivative assets                                                                     11,970                   651
Other                                                                                     (6,519)               (9,107)
--------------------------------------------------------------------------------------------------------------------------
Future income tax liability                                                    $          55,915     $          66,727
--------------------------------------------------------------------------------------------------------------------------

Current future income tax liability                                            $          11,939     $           1,430
Long-term future income tax liability                                                     43,976                65,297
--------------------------------------------------------------------------------------------------------------------------
                                                                               $          55,915     $          66,727
--------------------------------------------------------------------------------------------------------------------------

AOG has a non-capital loss carry forward of approximately $75 million of which $18 million expires in 2011, $11 million in 2012 and $46 million after 2020.





                        Advantage Energy Income Fund - 16

11.  UNITHOLDERS' EQUITY

     (a) UNITHOLDERS' CAPITAL

         (i) AUTHORIZED

             Unlimited number of voting Trust Units

         (ii) ISSUED

                                                             NUMBER OF UNITS          AMOUNT
---------------------------------------------------------------------------------------------
Balance at December 31, 2006                                    105,390,470    $   1,618,025
Issued on conversion of debentures                                  128,879            1,494
Issued on exercise of Trust Unit rights                              37,500              562
Issued for cash, net of costs                                     8,600,000          104,094
Distribution reinvestment plan                                    4,028,252           46,657
Issued for Sound acquisition, net of costs (note 3)              16,977,184          228,583
Issued on offer to purchase Sound debentures (note 7)             3,131,998           37,209
Management internalization forfeitures                              (24,909)            (503)
---------------------------------------------------------------------------------------------
Balance at December 31, 2007                                    138,269,374        2,036,121

Distribution reinvestment plan                                    4,414,830           39,884
Issued for cash, net of costs                                          --                (42)
Issued on conversion of debentures                                    1,001               25
Issued on exercise of Trust Unit rights                             150,000            1,981
Management internalization forfeitures                              (10,351)            (209)
---------------------------------------------------------------------------------------------
                                                                142,824,854    $   2,077,760
---------------------------------------------------------------------------------------------
Management internalization escrowed Trust Units                                       (1,883)
---------------------------------------------------------------------------------------------
Balance at December 31, 2008                                                   $   2,075,877
---------------------------------------------------------------------------------------------



     On June 23, 2006, Advantage internalized the external management contract structure and eliminated all related fees for total original consideration of 1,933,208 Advantage Trust Units initially valued at $39.1 million and subject to escrow provisions over a 3-year period, vesting one-third each year beginning June 23, 2007. For the year ended December 31, 2008, a total of 10,351 Trust Units issued for the management internalization were forfeited (2007 - 24,909 Trust Units) and $7.0 million has been recognized as management internalization expense (2007 - $15.7 million). As at December 31, 2008, 564,612 Trust Units remain held in escrow (December 31, 2007 - 1,193,622 Trust Units).

     On July 24, 2006, Advantage announced that it adopted a Premium Distribution(TM), Distribution Reinvestment and Optional Trust Unit Purchase Plan (the "Plan"). For eligible Unitholders that elect to participate in the Plan, Advantage will settle the monthly distribution obligation through the issuance of additional Trust Units at 95% of the Average Market Price (as defined in the Plan). Unitholder enrollment in the Premium Distribution(TM) component of the Plan effectively authorizes the subsequent disposal of the issued Trust Units in exchange for a cash payment equal to 102% of the cash distributions that the Unitholder would otherwise have received if they did not participate in the Plan. During the year ended December 31, 2008, 4,414,830 Trust Units (2007 - 4,028,252 Trust Units) were issued under the Plan, generating $39.9 million (2007 - $46.7 million) reinvested in the Fund.

     On February  14, 2007  Advantage  issued  7,800,000  Trust  Units,  plus an additional 800,000 Trust Units upon exercise of the Underwriters' over-allotment option on March 7, 2007, at $12.80 per Trust Unit for approximate net proceeds of $104.1 million (net of Underwriters' fees and other issue costs of $6.0 million).

     On September 5, 2007, Advantage issued 16,977,184 Trust Units, valued at $228.9 million, as partial consideration for the acquisition of Sound (note
     3). Trust Unit issuance costs of $0.3 million were incurred for the Sound acquisition.

     Due to the acquisition of Sound (note 3), 8.75% and 8.00% convertible debentures were assumed by Advantage on September 5, 2007. As a result of the change in control of Sound, the Fund was required by the debenture indentures to make an offer to purchase all of the outstanding convertible debentures assumed from Sound at a price equal to 101% of the principal amount plus accrued and unpaid interest. On October 17, 2007, the expiry date of the offer, 911,709 Trust Units were issued and $19.9 million in


                        Advantage Energy Income Fund - 17
     total cash consideration was paid in exchange for $29,665,000 8.75% convertible debentures and 2,220,289 Trust Units were issued in exchange for $25,507,000 8.0% convertible debentures.

     (b) CONTRIBUTED SURPLUS


                                                                   YEAR ENDED           YEAR ENDED
                                                                DECEMBER 31, 2008    DECEMBER 31, 2007
     -------------------------------------------------------------------------------------------------
     Balance, beginning of year                                $           2,005    $             863
     Unit-based compensation                                              (1,256)               1,255
     Expiration of convertible debentures equity component                   229                   59
     Exercise of Trust Unit Rights                                          (691)                (172)
     -------------------------------------------------------------------------------------------------
     Balance, end of year                                      $             287    $           2,005
     -------------------------------------------------------------------------------------------------


     (c) TRUST UNITS RIGHTS INCENTIVE PLAN

     Effective June 25, 2002, a Trust Units Rights Incentive Plan for external directors of the Fund was established and approved by the Unitholders of Advantage. A total of 500,000 Trust Units were reserved for issuance under the plan with an aggregate of 400,000 rights granted since inception. At December 31, 2007, 150,000 rights remained outstanding under the plan, all of which were exercised at $8.60 per right in 2008 for total cash proceeds of $1,290,000. Contributed surplus of $691,000 in respect of these rights has been transferred to Unitholders' capital. No Trust Unit Rights are outstanding as of December 31, 2008.


                                               NUMBER               PRICE
     ----------------------------------------------------------------------
     Balance at December 31, 2006             187,500              $ 10.97
     Exercised                                (37,500)                   -
     Reduction of exercise price                    -                (1.77)
     ----------------------------------------------------------------------
     Balance at December 31, 2007             150,000                 9.20
     Exercised                               (150,000)                   -
     Reduction of exercise price                    -                (0.60)
     ----------------------------------------------------------------------
     Balance at December 31, 2008                   -              $  8.60
     ----------------------------------------------------------------------


     (d) UNIT-BASED COMPENSATION

     Advantage's current employee compensation includes a Restricted Trust Unit Plan, as approved by the Unitholders on June 23, 2006. The purpose of the long-term compensation plan is to retain and attract employees, to reward and encourage performance, and to focus employees on operating and financial performance that results in lasting Unitholder return.

     Although Advantage experienced a negative return for the 2008 year, the approved peer group also experienced likewise negative returns. As a result, Advantage's 2008 annual return was within the top two-thirds of the approved peer group and the Board of Directors granted Restricted Trust Units at their discretion. The RTU was deemed to be granted at January 15, 2009 and was valued at $3.8 million to be issued in Trust Units at $5.49 per Trust Unit. No compensation expense was included in general and administration expense for the year ended December 31, 2008 as the RTU was granted after year-end. A total of 171,093 Trust Units were issued to employees in early 2009 in satisfaction of the first third of the grant that vested immediately. The remaining two-thirds of the RTU grant will vest evenly on the following two yearly anniversary dates. Since implementing the Plan in 2006, the grant thresholds have not been previously met, and there have been no RTU grants made during prior years and no related compensation expense has been recognized.



                        Advantage Energy Income Fund - 18

     (e) NET LOSS PER TRUST UNIT

     The calculations of basic and diluted net loss per Trust Unit are derived from both loss available to Unitholders and weighted average Trust Units outstanding calculated as follows:


                                                    YEAR ENDED            YEAR ENDED
                                                DECEMBER 31, 2008     DECEMBER 31, 2007
     ----------------------------------------------------------------------------------
     Loss available to Unitholders
           Basic and diluted                    $         (20,577)   $          (7,535)
     ----------------------------------------------------------------------------------

     Weighted average Trust Units outstanding
           Basic and diluted                          139,483,151          119,604,019
     ----------------------------------------------------------------------------------


     The calculation of diluted net loss per Trust Unit excludes all series of convertible debentures for the years as the impact would be anti-dilutive. Total weighted average Trust Units issuable in exchange for the convertible debentures and excluded from the diluted net loss per Trust Unit calculation for the year ended December 31, 2008 were 9,713,840 (2007 - 9,083,663 Trust Units). As at December 31, 2008, the total convertible debentures outstanding were immediately convertible to 9,529,075 Trust Units (2007 - 9,847,253 Trust Units).

     All of the Trust Unit Rights and Management Internalization escrowed Trust Units have been excluded from the calculations of diluted net loss per Trust Unit for the years ended December 31, 2008, and 2007 as the impacts would be anti-dilutive. Total weighted average Trust Units issuable in exchange for the Trust Unit Rights and Management Internalization escrowed Trust Units and excluded from the diluted net loss per Trust Unit calculation for the year ended December 31, 2008 were 8,795 and 576,827, respectively (year ended December 31, 2007 - 42,918 and 582,861 Trust Units, respectively).







                        Advantage Energy Income Fund - 19

12.  ACCUMULATED DEFICIT

     Accumulated   deficit  consists  of  accumulated   income  and  accumulated
     distributions for the Fund since inception as follows:

                                      DECEMBER 31, 2008        DECEMBER 31, 2007
     ---------------------------------------------------------------------------
     Accumulated Income                 $  199,411               $  219,988
     Accumulated Distributions          (1,076,465)                (879,823)
     ---------------------------------------------------------------------------
     Accumulated Deficit                $ (877,054)              $ (659,835)
     ---------------------------------------------------------------------------


     The Fund has historically paid distributions in excess of accumulated income as distributions are typically based on cash flows generated in the period while accumulated income is based on such cash flows less other non-cash charges such as depletion, depreciation, and accretion expense recorded on the original investment in petroleum and natural gas properties, management internalization expense and other asset impairments. For the year ended December 31, 2008 the Fund declared $196.6 million in distributions representing $1.40 per distributable Trust Unit (2007 - $215.2 million in distributions representing $1.77 per distributable Trust
     Unit).

13.  FINANCIAL INSTRUMENTS

     Financial instruments of the Fund include accounts receivable, deposits, accounts payable and accrued liabilities, distributions payable to Unitholders, bank indebtedness, convertible debentures and derivative assets and liabilities.

     Accounts receivable and deposits are classified as loans and receivables and measured at amortized cost. Accounts payable and accrued liabilities, distributions payable to Unitholders and bank indebtedness are all classified as other liabilities and similarly measured at amortized cost. As at December 31, 2008, there were no significant differences between the carrying amounts reported on the balance sheet and the estimated fair values of these financial instruments due to the short terms to maturity and the floating interest rate on the bank indebtedness.

     The Fund has convertible debenture obligations outstanding, of which the liability component has been classified as other liabilities and measured at amortized cost. The convertible debentures have different fixed terms and interest rates (note 7) resulting in fair values that will vary over time as market conditions change. As at December 31, 2008, the estimated fair value of the total outstanding convertible debenture obligation was $191.2 million (December 31, 2007 - $215.4 million). The fair value of convertible debentures was determined based on the current public trading activity of such debentures.

     Advantage has an established strategy to manage the risk associated with changes in commodity prices by entering into derivatives, which are recorded at fair value as derivative assets and liabilities with gains and losses recognized through earnings. As the fair value of the contracts varies with commodity prices, they give rise to financial assets and liabilities. The fair values of the derivatives are determined through valuation models completed internally and by third parties. Various assumptions based on current market information were used in these valuations, including settled forward commodity prices, interest rates, foreign exchange rates, volatility and other relevant factors. The actual gains and losses realized on eventual cash settlement can vary materially due to subsequent fluctuations in commodity prices as compared to the valuation assumptions.

     CREDIT RISK

     Accounts receivable, deposits, and derivative assets are subject to credit risk exposure and the carrying values reflect Management's assessment of the associated maximum exposure to such credit risk. Advantage mitigates such credit risk by closely monitoring significant counterparties and dealing with a broad selection of partners that diversify risk within the sector. The Fund's deposits are primarily due from the Alberta Provincial government and are viewed by Management as having minimal associated credit risk. To the extent that Advantage enters derivatives to manage commodity price risk, it may be subject to credit risk associated with counterparties with which it contracts. Credit risk is mitigated by entering into contracts with only stable, creditworthy parties and through frequent reviews of exposures to individual entities. In addition, the Fund only enters into derivative contracts with major national banks and international energy firms to further mitigate associated credit risk.

     Substantially all of the Fund's accounts receivable are due from customers and joint operation partners concentrated in the Canadian oil and gas industry. As such, accounts receivable are subject to normal industry credit risks. As at December 31, 2008, $14.2 million or 17% of accounts receivable are outstanding for 90 days or more. The Fund believes that the entire balance is collectible, and in some instances we have the ability to mitigate risk through withholding production or offsetting payables with the same parties. Accordingly, management has not provided for an allowance for doubtful accounts at December 31, 2008.


                        Advantage Energy Income Fund - 20

     LIQUIDITY RISK

     The Fund is subject to liquidity risk attributed from accounts payable and accrued liabilities, distributions payable to Unitholders, bank indebtedness, convertible debentures, and derivative liabilities. Accounts payable and accrued liabilities, distributions payable to Unitholders and derivative liabilities are primarily due within one year of the balance sheet date and Advantage does not anticipate any problems in satisfying the obligations due to the strength of cash provided by operating activities and the existing credit facility. The Fund's bank indebtedness is subject to a $710 million credit facility agreement. Although the credit facility is a source of liquidity risk, the facility also mitigates liquidity risk by enabling Advantage to manage interim cash flow fluctuations. The credit facility constitutes a revolving facility for a 364 day term which is extendible annually for a further 364 day revolving period at the option of the syndicate. If not extended, the revolving credit facility is converted to a two year term facility with the principal payable at the end of such two year term. The terms of the credit facility are such that it provides Advantage adequate flexibility to evaluate and assess liquidity issues if and when they arise. Additionally, the Fund regularly monitors liquidity related to obligations by evaluating forecasted cash flows, optimal debt levels, capital spending activity, working capital requirements, and other potential cash expenditures. This continual financial assessment process further enables the Fund to mitigate liquidity risk.

     Advantage has several series of convertible debentures outstanding that mature from 2009 to 2011 (note 7). Interest payments are made semi-annually with excess cash provided by operating activities. As the debentures become due, the Fund can satisfy the obligations in cash or issue Trust Units at a price determined in the applicable debenture agreements. This settlement alternative allows the Fund to adequately manage liquidity, plan available cash resources and implement an optimal capital structure.

     To the extent that Advantage enters derivatives to manage commodity price risk, it may be subject to liquidity risk as derivative liabilities become due. While the Fund has elected not to follow hedge accounting, derivative instruments are not entered for speculative purposes and Management closely monitors existing commodity risk exposures. As such, liquidity risk is mitigated since any losses actually realized are subsidized by increased cash flows realized from the higher commodity price environment.

     The timing of cash outflows relating to financial liabilities are as follows:

                                              LESS THAN      ONE TO        FOUR TO FIVE
                                               ONE YEAR    THREE YEARS         YEARS        THEREAFTER          TOTAL
----------------------------------------------------------------------------------------------------------------------
Accounts payable and accrued liabilities    $    146,046   $       --           $--        $       --     $    146,046
Distributions payable to Unitholders              11,426           --            --                --           11,426
Derivative liabilities                               611          1,039          --                --            1,650
Bank indebtedness - principal                       --          587,404          --                --          587,404
Bank indebtedness - interest                      25,242         37,863          --                --           63,105
Convertible debentures - principal                86,974        132,221          --                --          219,195
Convertible debentures - interest                 14,838         12,005          --                --           26,843
----------------------------------------------------------------------------------------------------------------------
                                            $    285,137   $    770,532         $--        $       --     $  1,055,669
----------------------------------------------------------------------------------------------------------------------

     The Fund's bank indebtedness does not have specific maturity dates. It is governed by a credit facility agreement with a syndicate of financial institutions (note 8). Under the terms of the agreement, the facility is reviewed annually, with the next review scheduled in June 2009. The facility is revolving, and is extendible at each annual review for a further 364 day period at the option of the syndicate. If not extended, the credit facility is converted at that time into a two year term facility, with the principal payable at the end of such two year term. Management fully expects that the facility will be extended at each annual review.

     INTEREST RATE RISK

     The Fund is exposed to interest rate risk to the extent that bank indebtedness is at a floating rate of interest and the Fund's maximum exposure to interest rate risk is based on the effective interest rate and the current carrying value of the bank indebtedness. The Fund monitors the interest rate markets to ensure that appropriate steps can be taken if interest rate volatility compromises the Fund's cash flows. A 1% increase in interest rate for the year ended December 31, 2008 could have increased net loss by approximately $4.2 million for that period (year ended December 31, 2007 - $3.0 million).


                        Advantage Energy Income Fund - 21

     PRICE AND CURRENCY RISK

     Advantage's derivative assets and liabilities are subject to both price and currency risks as their fair values are based on assumptions including forward commodity prices and foreign exchange rates. The Fund enters derivative financial instruments to manage commodity price risk exposure relative to actual commodity production and does not utilize derivative instruments for speculative purposes. Changes in the price assumptions can have a significant effect on the fair value of the derivative assets and liabilities and thereby impact net income. It is estimated that a 10% change in the forward natural gas prices used to calculate the fair value of the natural gas derivatives at December 31, 2008 could impact net loss by approximately $12.8 million for the year ended December 31, 2008. As well, a change of 10% in the forward crude oil prices used to calculate the fair value of the crude oil derivatives at December 31, 2008 could impact net loss by $2.8 million for the year ended December 31, 2008. A similar change in the currency rate assumption underlying the derivatives fair value does not have a material impact on net income.

     As at December 31, 2008 the Fund had the following derivatives in place:

     DESCRIPTION OF DERIVATIVE                TERM                         VOLUME                      AVERAGE PRICE
     ----------------------------------------------------------------------------------------------------------------
     NATURAL GAS - AECO
         Fixed price                April 2008 to March 2009            14,217 mcf/d                    Cdn$7.10/mcf
         Fixed price                April 2008 to March 2009            14,217 mcf/d                    Cdn$7.06/mcf
         Fixed price               November 2008 to March 2009          14,217 mcf/d                    Cdn$7.77/mcf
         Fixed price               November 2008 to March 2009           4,739 mcf/d                    Cdn$8.10/mcf
         Fixed price               November 2008 to March 2009          14,217 mcf/d                   Cdn $9.45/mcf
         Fixed price               April 2009 to December 2009           9,478 mcf/d                   Cdn $8.66/mcf
         Fixed price               April 2009 to December 2009           9,478 mcf/d                   Cdn $8.67/mcf
         Fixed price               April 2009 to December 2009           9,478 mcf/d                   Cdn $8.94/mcf
         Fixed price                April 2009 to March 2010            14,217 mcf/d                   Cdn $7.59/mcf
         Fixed price                April 2009 to March 2010            14,217 mcf/d                   Cdn $7.56/mcf
         Fixed price                January 2010 to June 2010           14,217 mcf/d                   Cdn $8.23/mcf

     CRUDE OIL - WTI
         Fixed price              February 2008 to January 2009         2,000 bbls/d                   Cdn$90.93/bbl
         Collar                   February 2008 to January 2009         2,000 bbls/d         Sold put  Cdn$70.00/bbl
                                                                                        Purchase call Cdn$105.00/bbl
                                                                                                  Cost  Cdn$1.52/bbl
         Fixed price                April 2008 to March 2009             2,500 bbl/d                  Cdn $97.15/bbl
         Collar                    April 2009 to December 2009           2,000 bbl/d       Bought put Cdn $62.00/bbl
                                                                                            Sold call Cdn $76.00/bbl

     As at December 31, 2008, the fair value of the derivatives outstanding resulted in an asset of approximately $42,620,000 (December 31, 2007 - $7,201,000) and a liability of approximately $1,650,000 (December 31, 2007
     -  $5,020,000).  For the year ended  December  31,  2008,  $38,789,000  was recognized in net loss as an unrealized  derivative gain (December 31, 2007
     - $11,049,000 unrealized derivative loss) and $27,439,000 was recognized in net loss as a realized derivative loss (December 31, 2007 - $18,594,000 realized derivative gain).


                        Advantage Energy Income Fund - 22

14.  MANAGEMENT INTERNALIZATION

     Concurrent with the acquisition of Ketch Resources Trust in 2006, Advantage internalized the external management contract structure and eliminated all related fees. The Fund reached an agreement with Advantage Investment Management Ltd. ("AIM" or the "Manager") to purchase all of the outstanding shares of AIM pursuant to the terms of the Plan of Arrangement for total original consideration of 1,933,208 Advantage Trust Units. The Trust Units were initially valued at $39.1 million using the weighted average trading value for Advantage Trust Units on the Unitholder approval date of June 22, 2006 and are subject to escrow provisions over a 3-year period, vesting one-third each year beginning in 2007. The management internalization consideration is being deferred and amortized into income as management internalization expense over the specific vesting periods during which employee services are provided, including an estimate of future Trust Unit forfeitures. For the year ended December 31, 2008, a total of 10,351 Trust Units issued for the management internalization were forfeited (2007 - 24,909 Trust Units) and $7.0 million has been recognized as management internalization expense (2007 - $15.7 million). As at December 31, 2008, 564,612 Trust Units remain held in escrow (December 31, 2007 - 1,193,622 Trust Units).

15.  CAPITAL MANAGEMENT

     The Fund manages its capital with the following objectives:

     o To ensure sufficient financial flexibility to achieve the ongoing business objectives including replacement of production, funding of future growth opportunities, and pursuit of accretive acquisitions; and

     o   To maximize  Unitholder return through enhancing the Trust Unit value.

     Advantage monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The capital structure of the Fund is composed of working capital (excluding derivative assets and liabilities), bank indebtedness, convertible debentures, capital lease obligations and Unitholders' equity. Advantage may manage its capital structure by issuing new Trust Units, obtaining additional financing either through bank indebtedness or convertible debenture issuances, refinancing current debt, issuing other financial or equity-based instruments, adjusting or discontinuing the amount of monthly distributions, suspending or renewing its distribution reinvestment plan, adjusting capital spending, or disposing of non-core assets. The capital structure is reviewed by Management and the Board of Directors on an ongoing basis. Advantage's capital structure as at December 31, 2008 is as follows:

                                                               DECEMBER 31, 2008
     ---------------------------------------------------------------------------
     Bank indebtedness (long-term)                                 $  587,404
     Working capital deficit (1)                                      146,397
     ---------------------------------------------------------------------------
     Net debt                                                         733,801
     Trust Units outstanding market value                             731,263
     Convertible debentures maturity value (long-term)                132,221
     Capital lease obligations (long-term)                              3,906
     ---------------------------------------------------------------------------
     Total                                                         $1,601,191
     ---------------------------------------------------------------------------

(1) Working capital deficit includes accounts receivable, prepaid expenses and deposits, accounts payable and accrued liabilities, distributions payable, and the current portion of capital lease obligations and convertible debentures.



     The Fund's bank indebtedness is governed by a $710 million credit facility agreement (note 8) that contains standard commercial covenants for facilities of this nature. The only financial covenant is a requirement for AOG to maintain a minimum cash flow to interest expense ratio of 3.5:1, determined on a rolling four quarter basis. The Fund is in compliance with all credit facility covenants. As well, the borrowing base for the Fund's credit facilities is determined through utilizing Advantage's regular reserve estimates. The banking syndicate thoroughly evaluates the reserve estimates based upon their own commodity price expectations to determine the amount of the borrowing base. Revision or changes in the reserve estimates and commodity prices can have either a positive or a negative impact on the borrowing base of the Fund. Advantage's issuance of convertible debentures is limited by its Trust Indenture which currently restricts the issuance of additional convertible debentures to 25% of market capitalization subsequent to issuance. Advantage's Trust Indenture also provides for the issuance of an unlimited number of Trust Units. However, through tax legislation, an income trust is restricted to doubling its market capitalization as it stands on October 31, 2006 by growing a maximum of 40% in 2007 and 20% for the years 2008 to 2010. In addition, an income trust may replace debt that was outstanding as of October 31, 2006 with new equity or issue new, non-convertible debt without affecting the normal growth percentage. As a result of the "normal growth" guidelines, the Fund is permitted to issue approximately $2.3 billion of new equity


                        Advantage Energy Income Fund - 23
     from January 1, 2009 to January 1, 2011, which we believe is adequate for any growth we expect to incur. If an income trust exceeds the established limits on the issuance of new trust units and convertible debt that constitute normal growth, the income trust will be immediately subject to the Specified Investment Flow-Through Entity tax legislation whereby the taxable portion of distributions paid will be subject to tax at the trust level.

     Management of the Fund's capital structure is facilitated through its financial and operational forecasting processes. The forecast of the Fund's future cash flows is based on estimates of production, commodity prices, forecast capital and operating expenditures, and other investing and financing activities. The forecast is regularly updated based on new commodity prices and other changes, which the Fund views as critical in the current environment. Selected forecast information is frequently provided to the Board of Directors.

     The Fund's capital management objectives, policies and processes have remained unchanged during the year ended December 31, 2008.

16.  COMMITMENTS

     Advantage has several lease commitments relating to office buildings. The estimated annual minimum operating lease rental payments for buildings are as follows:

         2009        $ 3,862
         2010          3,878
         2011          1,471
         2012          1,072
     ------------------------------
                     $10,283
     ------------------------------


17.  SUBSEQUENT EVENT

     On March 18, 2009, Advantage announced that our Board of Directors had approved conversion to a growth oriented corporation and a strategic asset disposition program to increase financial flexibility.

     The corporate conversion will be subject to approval by at least two-thirds of the Fund's Unitholders as well as customary court and regulatory approvals, anticipated to be completed on or about June 30, 2009. The conversion will enable Advantage to pursue a business plan that is focused on the development and growth of the Montney natural gas resource play at Glacier.

     The Fund has engaged an advisory firm to assist in the disposal of light oil and natural gas properties located in Northeast British Columbia, West Central Alberta and Northern Alberta with proposals anticipated by mid May 2009.

     As another step to increase Advantage's financial flexibility and to focus on development and growth at Glacier, Advantage announced it will discontinue payment of cash distributions with the final cash distribution paid on March 16, 2009 to Unitholders of record as of February 27, 2009. Going forward, Advantage does not anticipate paying distributions or dividends in the immediate future and will instead direct cash flow to capital expenditures and debt repayment.

18. RECONCILIATION OF FINANCIAL STATEMENTS TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     The consolidated financial statements of Advantage have been prepared in accordance with accounting principles generally accepted in Canada. Canadian GAAP, in most respects, conforms to generally accepted accounting principles in the United States ("US GAAP"). Any differences in accounting principles between Canadian GAAP and US GAAP, as they apply to Advantage, are not material, except as described below.

     (a) UNIT-BASED COMPENSATION

     Advantage accounts for compensation expense based on the fair value of the equity awards on the grant date and the initial fair value is not subsequently remeasured. Advantage's unit-based compensation consists of a Restricted Trust Unit Plan and Trust Units held in escrow subject to service requirement provisions. The initial fair value is expensed over the vesting period of the Trust Units or rights granted.


                        Advantage Energy Income Fund - 24

     Under US GAAP, the Fund adopted SFAS 123(R) "Share-Based Payment" on January 1, 2006 using the modified prospective approach and applies the fair value method of accounting for all Unit-based compensation granted after January 1, 2006. A US GAAP difference exists as unit-based compensation grants are considered liability awards for US GAAP and equity awards for Canadian GAAP. Under US GAAP, the fair value of a liability award is measured at the grant date and is subsequently remeasured at each reporting period. When the rights are exercised and the Trust Units vested, the amount recorded as a liability is recognized as temporary equity.

     (b) CONVERTIBLE DEBENTURES

     The Fund applies CICA 3863 "Financial Instruments - Presentation" in accounting for convertible debentures which results in their classification as liabilities. The convertible debentures also have an embedded conversion feature which must be segregated between liabilities and equity, based on the relative fair market value of the liability and equity portions. Therefore, the debenture liabilities are presented at less than their eventual maturity values. The liability and equity components are further reduced for issuance costs initially incurred. The discount of the liability component, net of issuance costs, as compared to maturity value is accreted by the effective interest method over the debenture term. As debentures are converted to Trust Units, an appropriate portion of the liability and equity components are transferred to Unitholders' capital. Interest and accretion expense on the convertible debentures are shown on the Consolidated Statements of Loss.

     Under US GAAP, the entire convertible debenture balance would be shown as a liability. The embedded conversion feature would not be accounted for separately as a component of equity. Additionally, under US GAAP, issuance costs are generally shown as a deferred charge rather than netted from the convertible debenture balance and are amortized to interest expense over the term of the debenture. Given that the convertible debentures are carried at maturity value, it is not necessary to accrete the balance over the term of the debentures which results in an expense reduction. Interest and accretion on convertible debentures represents interest expense on the convertible debentures and amortization of the associated deferred issuance costs.

     (c) DEPLETION AND DEPRECIATION

     For Canadian GAAP, depletion of petroleum and natural gas properties and depreciation of lease and well equipment is provided on accumulated costs using the unit-of-production method based on estimated net proved petroleum and natural gas reserves, before royalties, based on forecast prices and costs.

     US GAAP provides for a similar accounting methodology except that estimated net proved petroleum and natural gas reserves are net of royalties and based on constant prices and costs. Therefore, depletion and depreciation under US GAAP will be different since changes to royalty rates will impact both proved reserves and production and differences between constant prices and costs as compared to forecast prices and costs will impact proved reserve volumes. Additionally, differences in depletion and depreciation will result in divergence of net book value for Canadian GAAP and US GAAP from year-to-year and impact future depletion and depreciation expense as well as the net book value utilized for future ceiling test calculations.

     (d) CEILING TEST

     Under Canadian GAAP, petroleum and natural gas assets are evaluated each reporting period to determine that the carrying amount is recoverable and does not exceed the fair value of the properties in the cost centre (the "ceiling test"). The carrying amounts are assessed to be recoverable when the sum of the undiscounted net cash flows expected from the production of proved reserves, the lower of cost and market of unproved properties and the cost of major development projects exceeds the carrying amount of the cost centre. When the carrying amount is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying amount of the cost centre exceeds the sum of the discounted net cash flows expected from the production of proved and probable reserves, the lower of cost and market of unproved properties and the cost of major development projects of the cost centre. The cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate. For Canadian GAAP purposes, Advantage has not recognized an impairment loss since inception.

     Under US GAAP, the carrying amounts of petroleum and natural gas assets, net of deferred income taxes, shall not exceed an amount equal to the sum of the present value of estimated net future after-tax cash flows of proved reserves (at current prices and costs as of the balance sheet date) computed using a discount factor of ten percent plus the lower of cost or estimated fair value of unproved properties. Any excess is charged to expense as an impairment loss. Under US GAAP, Advantage recognized impairment losses of $49.5 million in 2001 ($28.3 million net of tax), $535.4 million in 2006 ($477.8 million net of tax), and $1,047.5 million in 2008 ($770.8 million net of tax). Impairment losses decrease net book value of property and equipment which reduces depletion and depreciation expense subsequently recorded as well as future ceiling test calculations.


                        Advantage Energy Income Fund - 25

     (e) INCOME TAX

     The future income tax accounting standard under Canadian GAAP is substantially similar to the deferred income tax approach as required by US GAAP. Pursuant to Canadian GAAP, substantively enacted tax rates are used to calculate future income tax, whereas US GAAP applies enacted tax rates. However, there were no tax rate differences for the years ended December 31, 2008 and 2007. The differences between Canadian GAAP and US GAAP relate to future income tax impact on GAAP differences for fixed assets.

     Under Canadian GAAP as at December 31, 2008, the Fund's carrying value of its net assets exceeded its tax bases and resulted in a future income tax liability. Adjustments under US GAAP result in a large future income tax recovery and a future income tax asset, as the ceiling test write down significantly lowered the Fund's fixed assets carrying value under US GAAP.

     Under US GAAP, an entity that is subject to income tax in multiple jurisdictions is required to disclose income tax expense in each jurisdiction. The total amount of income taxes in 2007 and 2008 is entirely at the provincial level.

     (f) GOODWILL

     Under Canadian and US GAAP, the Fund is required to test the carrying amount of goodwill at each balance sheet reporting date and the methodologies are substantially the same. However, the carrying value of the reporting unit (the Fund) under US GAAP is much lower due to the impairments to property, plant and equipment required under US GAAP (note 18(d)). As the fair value of the reporting unit (the Fund) is in excess of its carrying values as determined under US GAAP, there is no impairment of goodwill for US GAAP reporting purposes.

     (g) UNITHOLDERS' EQUITY

     Unitholders' equity of Advantage consists primarily of Trust Units. The Trust Units are redeemable at any time on demand by the holders, which is required for the Fund to retain its Canadian mutual fund trust status. The holders are entitled to receive a price per Trust Unit equal to the lesser of: (i) 85% of the simple average of the closing market prices of the Trust Units, on the principal market on which the Trust Units are quoted for trading, during the 10 trading-day period commencing immediately after the date on which the Trust Units are surrendered for redemption; and (ii) the closing market price on the principal market on which the Trust Units are quoted for trading on the redemption date. For Canadian GAAP purposes, the Trust Units are considered permanent equity and are presented as a component of Unitholders' equity.

     Under US GAAP, it is required that equity with a redemption feature be presented as temporary equity between the liability and equity sections of the balance sheet. The temporary equity is shown at an amount equal to the redemption value based on the terms of the Trust Units. Changes in the redemption value from year-to-year are charged to deficit. All components of Unitholders' equity related to Trust Units are eliminated. When calculating net income per Trust Unit, increases in the redemption value during a period results in a reduction of net income available to Unitholders while decreases in the redemption value increases net income available to Unitholders. For the years ended December 31, 2008 and 2007, net income available to Unitholders was increased by $476.2 million and $390.3 million corresponding to changes in the Trust Units redemption value for the respective periods.

     A continuity schedule of significant equity accounts for each reporting period is required disclosure under US GAAP. The following table is a continuity of unitholders' equity, the Fund's only significant equity account:

     UNITHOLDERS' EQUITY                                     YEAR ENDED           YEAR ENDED
     (thousands of Canadian dollars)                     DECEMBER 31, 2008    DECEMBER 31, 2007
     -------------------------------------------------------------------------------------------
     Balance, beginning of year                          $        (176,393)   $        (402,158)
     Net income (loss) and comprehensive income (loss)            (555,148)              50,610
     Distributions declared                                       (196,642)            (215,194)
     Change in redemption value of temporary equity                476,237              390,349
     -------------------------------------------------------------------------------------------
     Balance, end of year                                $        (451,946)   $        (176,393)
     -------------------------------------------------------------------------------------------


     (h)  BALANCE SHEET DISCLOSURE

     US GAAP requires disclosure of certain line items for balances that would be aggregated in the Canadian GAAP financials. The following are the additional line items to be disclosed for accounts receivable and accounts payable:


                        Advantage Energy Income Fund - 26

(thousands of Canadian dollars)            DECEMBER 31, 2008   DECEMBER 31, 2007
--------------------------------------------------------------------------------
Accounts receivable
     Trade receivables                         $ 84,592              $ 94,959
     Other receivables                               97                   515
--------------------------------------------------------------------------------
Total accounts receivable                      $ 84,689              $ 95,474
--------------------------------------------------------------------------------

(thousands of Canadian dollars)            DECEMBER 31, 2008   DECEMBER 31, 2007
--------------------------------------------------------------------------------
Accounts payable and accrued liabilities
     Accounts payable                          $ 80,106              $ 72,691
     Accrued liabilities                         66,030                48,994
     Other payables                                 -                     402
--------------------------------------------------------------------------------
Total accounts payable and
  accrued liabilities                          $146,046              $122,087
--------------------------------------------------------------------------------


     (i) STATEMENTS OF CASH FLOW

     The differences between Canadian GAAP and US GAAP have not resulted in any significant variances concerning the statements of cash flows as reported.




                        Advantage Energy Income Fund - 27

     (j) SOUND ACQUISITION

     On September 5, 2007, Advantage acquired all of the issued and outstanding Trust Units and Exchangeable Shares of Sound. The accounting for business combinations is effectively the same under US and Canadian GAAP. However, the purchase price under US GAAP is different as a result of AOG realizing a future income tax asset from previously unrecognized temporary differences. The purchase price under US GAAP has been allocated as follows:


NET ASSETS ACQUIRED AND LIABILITIES ASSUMED:               CONSIDERATION:

Fixed assets                             $      484,630    16,977,184 Trust Units issued   $      228,852
Future income tax asset                          29,430    Cash                                    21,403
Accounts receivable                              27,656    Acquisition costs incurred                 904
Prepaid expenses and deposits                     3,873                                    --------------
Derivative asset, net                             2,797                                    $      251,159
Bank indebtedness                              (107,959)                                   --------------
Convertible debentures                         (101,553)
Accounts payable and accrued liabilities        (40,023)
Future income tax liability                     (29,430)
Asset retirement obligations                    (16,695)
Capital lease obligations                        (1,567)
                                         --------------
                                         $      251,159
                                         --------------


     (k) US ACCOUNTING PRONOUNCEMENTS IMPLEMENTED

     SFAS 157 FAIR VALUE MEASUREMENTS: This Statement defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements. Accordingly, this Statement does not require any new fair value measurements. The implementation date for this standard was originally as of the beginning of the first interim or annual reporting period that begins after November 15, 2007. However, the FASB postponed this implementation date by one year for non-financial assets and liabilities by the issuance of Staff Position 157-2. Accordingly, the Fund has implemented FAS 157 for all financial assets and liabilities only. The implementation did not result in any changes to the fair values of financial assets and liabilities of the Fund.

     (l) RECENT US ACCOUNTING PRONOUNCEMENTS ISSUED BUT NOT IMPLEMENTED

     SFAS 141 (R) BUSINESS COMBINATIONS: This Statement requires assets and liabilities acquired in a business combination, contingent consideration, and certain acquired contingencies to be measured at their fair values as of the date of acquisition. In addition, acquisition-related and restructuring costs are to be recognized separately from the business combination. This standard applies to business combinations entered into after January 1, 2009. As the standard is applied prospectively, the Fund will assess the impact on any future business combinations.

     FASB STAFF POSITION 157-2: This Staff Position delays the implementation of the requirements of SFAS 157 with respect to non-financial assets and liabilities, until the first interim or annual reporting period that begins after November 15, 2008. The Fund has not yet assessed the full impact, if any, of this standard on the consolidated financial statements.

     SFAS 162, HIERARCHY OF GAAP: This Statement establishes a hierarchy among the existing types of accounting pronouncements in the United States. The implementation date for this standard is as of the beginning of the first interim or annual reporting period that begins after November 15, 2008. The Fund has assessed the impact of this Statement and does not anticipate any significant impact on the consolidated financial statements.

     FASB STAFF POSITION APB 14-1, ACCOUNTING FOR CONVERTIBLE DEBT INSTRUMENTS THAT MAY BE SETTLED IN CASH UPON CONVERSION (INCLUDING PARTIAL CASH
     SETTLEMENT): If an entity issues convertible debt within the scope of the Staff Position, it is required to separate the instrument into a liability-classified component and an equity-classified component. The implementation date for this standard was originally as of the beginning of the first interim or annual reporting period that begins after December 15, 2008. The Fund has assessed the impact of this Staff Position and does not anticipate any significant impact on the consolidated financial statements.



                        Advantage Energy Income Fund - 28

     The application of US GAAP would have the following effect on net loss as reported:

     CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS                              YEAR ENDED           YEAR ENDED
     (thousands of Canadian dollars, except for per Trust Unit amounts)              DECEMBER 31, 2008    DECEMBER 31, 2007
     -----------------------------------------------------------------------------------------------------------------------
     Net loss -- Canadian GAAP, as reported                                            $  (20,577)         $       (7,535)

     US GAAP Adjustments:
        General and administrative - note 18 (a)                                             (904)                    606
        Management internalization - note 18 (a)                                            2,946                   7,450
        Interest and accretion on convertible debentures - note 18 (b)                      2,051                   1,741
        Depletion, depreciation and accretion - notes 18 (c) and (d)                     (983,222)                 72,990
        Impairment of goodwill - note 18 (f)                                              120,271                    --
        Future income tax reduction - note 18 (e)                                         324,287                 (24,642)
     -----------------------------------------------------------------------------------------------------------------------
     NET INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS) - US GAAP                       $ (555,148)         $       50,610
     -----------------------------------------------------------------------------------------------------------------------
     Net income  (loss) per Trust Unit before  change in
        redemption  value of Trust
        Units - US GAAP:
        Basic                                                                          $    (3.98)         $         0.42
        Diluted                                                                        $    (3.98)         $         0.42
     Net income (loss) per Trust Unit - US GAAP:
        Basic                                                                          $    (0.57)         $         3.69
        Diluted                                                                        $    (0.57)         $         3.54
     -----------------------------------------------------------------------------------------------------------------------

     The application of US GAAP would have the following effect on the balance sheets as reported:


                                                                         DECEMBER 31, 2008          DECEMBER 31, 2007
                                                                         -----------------          -----------------
     Consolidated Balance Sheets                                         CANADIAN         US          CANADIAN       US
     (thousands of Canadian dollars)                                       GAAP          GAAP           GAAP        GAAP
     ----------------------------------------------------------------------------------------------------------------------
     Assets
          Deferred charge - note 18 (b)                              $      --     $     1,181       $   --           1,984
          Fixed assets, net - notes 18 (c) and (d)                     2,163,866       676,611      2,177,346     1,673,251
          Future income taxes - note 18 (e)                                 --         347,038           --            --
          Goodwill - note 18 (f)                                            --         120,271        120,271       120,271

     LIABILITIES AND UNITHOLDERS' EQUITY
          Current portion of convertible debentures - note 18 (b)         86,125        87,272          5,333         5,392
          Trust Unit liability - note 18 (a)                                --           2,414           --           7,515
          Convertible debentures - note 18 (b)                           128,849       132,377        212,203       219,674
          Future income taxes - note 18 (e)                               55,915        11,939         66,727          --
          Temporary equity - note 18 (g)                                    --         678,581           --       1,104,831
          Unitholders' equity - notes 18 (a), (b) and (g)              1,208,513      (451,946)     1,378,867      (176,393)



                        Advantage Energy Income Fund - 29


DIRECTORS                                                   LEGAL COUNSEL
Steven E. Balog (1)(2)                                      Burnet, Duckworth and Palmer LLP
Gary F. Bourgeois
Kelly I. Drader                                             ABBREVIATIONS
Paul G. Haggis(1)
John A. Howard (2)(3)                                       bbls      - barrels
Andy J. Mah                                                 bbls/d    - barrels per day
Ronald A. McIntosh (1)(2)                                   boe       - barrels of oil equivalent (6 mcf = 1 bbl)
Sheila H. O'Brien (2)(3)                                    boe/d     - barrels of oil equivalent per day
Carol D. Pennycook (1)(3)                                   mcf       - thousand cubic feet
Steven B. Sharpe                                            mcf/d     - thousand cubic feet per day
Rodger A. Tourigny (1)(3)                                   mmcf      - million cubic feet
                                                            mmcf/d    - million cubic feet per day
(1) Member of Audit Committee                               bcf       - billion cubic feet
(2) Member of Reserve Evaluation Committee                  tcf       - trillion cubic feet
(3) Member of Human Resources, Compensation &               gj        - gigajoules
    Corporate Governance Committee                          NGLs      - natural gas liquids
                                                            WTI       - West Texas Intermediate
                                                            TM        - denotes trademark of Canaccord
                                                                        Capital Corporation

OFFICERS                                                    CORPORATE OFFICES

                                                            700, 400 - 3 Avenue SW
Andy J. Mah, CEO                                            Calgary, Alberta T2P 4H2
Kelly I. Drader, President and CFO                          (403) 718-8000
Patrick J. Cairns, Senior Vice President
Gary F. Bourgeois, Vice President, Corporate Development    800, 2 St. Clair Avenue East
Craig Blackwood, Vice President, Finance                    Toronto, Ontario M4T 2T5
Weldon M. Kary, Vice President, Geosciences and Land        (416) 945-6636
Neil Bokenfohr, Vice President, Exploitation
                                                            TRANSFER AGENT
CORPORATE SECRETARY
                                                            Computershare Trust Company of Canada
Jay P. Reid, Partner
Burnet, Duckworth and Palmer LLP                            CONTACT US

OPERATING COMPANY                                           Toll free: 1-866-393-0393
                                                            Visit our website at www.advantageincome.com
Advantage Oil & Gas Ltd.
                                                            TORONTO STOCK EXCHANGE TRADING SYMBOLS
AUDITORS
                                                            Trust Units: AVN.UN
PricewaterhouseCoopers LLP                                  7.5% Convertible Debentures: AVN.DBC
                                                            7.75% Convertible Debentures: AVN.DBD
BANKERS                                                     6.50% Convertible Debentures: AVN.DBE
                                                            8.75% Convertible Debentures: AVN.DBF
The Bank of Nova Scotia                                     8% Convertible Debentures: AVN.DBG
National Bank of Canada
Bank of Montreal                                            NEW YORK STOCK EXCHANGE TRADING SYMBOL
Royal Bank of Canada
Canadian Imperial Bank of Commerce                          Trust Units: AAV
Union Bank of California, Canada Branch
Alberta Treasury Branches
HSBC Bank Canada
BNP Paribas (Canada)


INDEPENDENT RESERVE EVALUATORS

Sproule Associates Limited








                        Advantage Energy Income Fund - 30